Exhibit 99.6
FIFTH AMENDMENT
TO
THE DAVEY 401KSOP AND ESOP
(January 1, 2015 Restatement)
The Davey 401KSOP and ESOP (the “Plan”), presently maintained under an amendment and restatement made effective as of January 1, 2015, as amended, is hereby further amended, effective December 1, 2018, to provide as follows:
1.    The first sentence of Section 10.1 of the Plan is hereby amended to read as follows:
An Employee, or a former Employee who maintains an account in the Plan, who is entitled to make a rollover contribution under the Code, as determined by the Committee, may make a Rollover Contribution to the Plan by delivering, or causing to be delivered, to the Trustee the assets in cash which constitute such Rollover Contribution at such time or times and in such manner as shall be specified by the Committee.
2.    Section 10.1 of the Plan is hereby amended by the addition of the following new sentence immediately after subsection (c) thereof to read as follows:
The Plan will accept an eligible rollover distribution from The Davey Tree Expert Company Employee Retirement Plan.
3.    Section 10.1 of the Plan is hereby amended by the addition of the following new sentence at the end thereof to read as follows:
The Plan will accept a Participant rollover contribution from The Davey Tree Expert Company Employee Retirement Plan.

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EXECUTED at Kent, Ohio, this 24th day of September, 2019.

THE DAVEY TREE EXPERT COMPANY

By:	/s/ Joseph R. Paul
Title:	EVP, CFO and Secretary